UNITED STATES OF AMERICA
                                       BEFORE THE
                          SECURITIES AND EXCHANGE COMMISSION


SECURITIES EXCHANGE ACT OF 1934
Release No. 85538

April 5, 2019

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

        The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to
Section 15B(a)(1)(B) of the
Securities Exchange Act of 1934 (the "Act").

        On March 7, 2019, a notice of intention to cancel registration of certain municipal advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release
No. 85227). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Securities and Exchange Commission (the
"Commission") has not ordered a hearing.

        Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

         Accordingly,

        IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

         For the Commission, by the Office of Municipal Securities, pursuant to delegated authority. 1


                                                               Eduardo A.
Aleman
                                                               Deputy Secretary




1
    17 CFR 200.30-3a(a)(1)(ii).
 APPENDIX:

SEC ID Number   Full Legal Name

867-01224       Aureus Partners, Inc.
867-01674       BBC Consulting LLC
867-01163       Benecke Robert
867-01889       BRANDYWINE INVESTMENT SECURITIES, LLC
867-01050       Braun Research Consulting, LLC
867-01722       DENNING & COMPANY LLC
867-00750       Evergreen Capital Advisors, Inc.
867-00802       Financial Consulting Solutions Group, Inc.
867-01653       Frontera Consultants RGV, LLC
867-01695       HARRISON SECURITIES INC /BD
867-01696       Innovative Utility Solutions of Alabama LLC
867-01862       KSR Capital Advisors, Inc.
867-01640       LEBENTHAL & CO., LLC
867-01727       Madrid Napoleon Roy
867-00144       Mission Management & Consultants LLC
867-01246       PHOENIX INFRASTRUCTURE ADVISORY GROUP, LLC
867-00531       PK SECURITIES, INC.
867-01824       PlanScape, Inc.
867-00847       Providence Financial Co., LLC
867-00680       Public Advisory Corp
867-00427       Rognan & Associates
867-00769       Stellate Partners LLC
867-01005       Stoughton Consulting LLC
867-01545       Tax Credit Management Inc.
867-00030       Ward Group LLC